UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 30, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

Release 15-2004

November 30, 2004

Trading  Symbol: WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER CONFIRMS CONTINUITYOF PEÑASCO GOLD-SILVER ZONE

Additional high-grade gold identified

VANCOUVER, B.C. – Western Silver Corporation today announced assay results for 26 additional holes from recently completed drilling at the Peñasco deposit in the Outcrop breccia, located within its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico.

The drilling program included both in-fill definition drilling and offset drilling of high grade-gold mineralization recently discovered along the northern contact of the Outcrop breccia.

  In-fill drilling on 50 meter centers shows good correlation with previously drilled holes, both with respect to thickness and grade of mineralization. The following holes are of particular note:

WC-183-  492.0 meters averaging 1.53 g/t gold, 52 g/t silver, 0.45% lead and 1.03% zinc.

WC-191-  401.7 meters averaging 1.42 g/t gold, 40 g/t silver, 0.41% lead and 0.96% zinc.

WC-194-  466.2 meters averaging 1.05 g/t gold, 35 g/t silver, 0.42% lead and 1.05% zinc.

WC-294-  520.0 meters averaging 1.10 g/t gold, 48 g/t silver, 0.48% lead and 0.98% zinc.

  High-grade gold-silver-lead-zinc mineralization has been intersected along the northern contact of the Outcrop breccia both west and east of the WC-166 intercept which contained high grade gold mineralization over significant widths (see press release # 10 dated August, 30 2004). Hole WC-184, collared 50 meters west of WC-166, intersected a 24 meter interval from 480 to 504  that averages 2.75 g/t gold, 149 g/t silver, 1.89% lead and 3.37% zinc.  Included in this zone is a 2 meter interval from 492-494 meters that averages 27.4 g/t gold (0.80 oz/ton), 842 g/t silver (24.6 oz/ton), 6.81% lead and 20.20% zinc. Hole WC-191, collared 100 meters south and 100 meters east of WC-166, intersected an 18 meter zone beginning at 566 meters averaging 13.71 g/t gold (0.40 oz/ton), 184 g/t silver (5.4 oz/ton), 1.15% lead and 4.48% zinc. Included in this zone is a 4 meter interval from 576-580 meters that averages 30.85 g/t gold (0.90 oz/ton), 351 g/t silver (10.3 oz/ton), 0.83% lead and 7.60% zinc. All other holes, except WC-185, drilled 200 meters east of WC-166, contain zones of +2 g/t gold.

  The southern Peñasco zone also contains high-grade gold, but with lower lead-zinc values. Hole WC-193, collared 50 meters east and 485 meters south of WC-166, contains a 54 meter interval beginning at 422 meters averaging 10.82 g/t gold, 73 g/t silver, 0.15% lead and 0.43% zinc. A four meter zone within this interval averages 60.5 g/t gold (1.77 oz/ton) and 385 g/t silver (11.2 oz/ton).

The 2004 exploration drilling program, which began during February 2004, has been completed after drilling 112 holes (56,570 meters). Assay results for 26 of 33 holes are reported in this release. A complete assay summary for all 26 holes and a map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Currently two diamond drills are completing large diameter drill holes both in the Chile Colorado and Peñasco deposits to obtain samples for metallurgical testing of both oxide and sulfide mineralization.  A feasibility study incorporating the oxide and sulfide zones from Chile Colorado and Peñasco has commenced and is scheduled for completion by mid 2005.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Gerald Prosalandis Vice President Corporate Development

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

Hole	Interval			Au	Ag	Pb	Zn
	From – To	(m)	(ft)	(g/t)	(g/t)%		%

WC-99 EXT	542.00 – 706.00	164.00	537.9	0.40	19.2	0.08	0.08

WC-180	0.00 – 46.00 *	46.00	150.9	0.16	50.6	0.65	0.34
	46.00 – 154.00	108.00	354.2	0.29	51.1	0.75	1.24
Includes	46.00 – 98.00	52.00	170.6	0.39	75.4	0.87	1.91
	288.00 – 322.00	34.00	111.5	0.15	38.3	0.31	0.40
	388.00 – 492.00	104.00	341.1	0.54	18.9	0.18	0.44
	510.00 – 608.00	98.00	321.4	1.82	20.0	0.11	0.67
Includes	578.00 – 590.00	12.00	39.4	7.31	47.7	0.11	1.59
	632.00 – 815.04	183.04	600.4	0.34	56.8	0.33	0.66

WC-181	46.00 – 58.00 *	12.00	39.4	4.75	25.8	0.28	0.32
Includes	48.00 – 50.00	2.00	6.6	23.00	25.0	0.23	0.39
	118.00 – 136.00	18.00	59.0	0.40	50.8	1.29	1.17
	336.00 – 346.00	10.00	32.8	0.38	23.8	0.46	0.95
	396.00 – 547.73	151.73	497.7	1.23	39.6	0.60	1.32
Includes	488.00 – 504.00	16.00	52.5	4.02	101.8	2.06	5.56

WC-182	248.00 – 320.00	72.00	236.2	0.28	32.4	0.43	0.60
Includes	252.00 – 266.00	14.00	45.9	0.94	64.5	0.87	1.27

WC-183	14.00 – 22.00 *	8.00	26.2	0.41	75.1	0.66	1.32
	244.00 – 736.00	492.00	1613.8	1.53	51.8	0.45	1.03
Includes	346.00 – 380.00	34.00	111.5	8.68	403.3	3.06	5.76
Includes	350.00 – 376.00	26.00	85.3	10.75	482.9	3.60	6.77
Includes	370.00 – 374.00	4.00	13.1	29.85	1318.5	12.28	13.95
Includes	682.00 – 700.00	18.00	59.0	7.52	79.9	0.28	0.93
Includes	688.00 – 690.00	2.00	6.6	12.90	96.6	0.27	1.63
Includes	692.00 – 696.00	4.00	13.1	12.36	148.0	0.37	0.98
Includes	700.00 – 736.00	36.00	118.1	3.29	22.1	0.10	1.14
Includes	724.00 – 726.00	2.00	6.6	21.80	5.1	0.00	1.37
Includes	732.00 – 734.00	2.00	6.6	26.50	7.0	0.01	1.36

WC-184	204.00 – 212.00	8.00	26.2	1.96	40.4	0.44	0.37
	370.00 – 400.00	30.00	98.4	0.56	56.5	0.70	1.90
	456.00 – 504.00	48.00	157.4	1.69	102.9	1.31	2.44
Includes	480.00 – 504.00	24.00	78.7	2.75	148.9	1.89	3.37
Includes	492.00 – 494.00	2.00	6.6	27.40	842.0	6.81	20.20
Includes	502.00 – 504.00	2.00	6.6	5.66	351.0	5.54	8.37

Wc-185	218.00 – 224.00	6.00	19.7	0.61	39.5	0.63	0.78
	288.00 – 292.00	4.00	13.1	0.73	10.6	0.02	0.02
	390.00 – 438.00	48.00	157.4	0.19	23.8	0.32	0.70

WC-186	30.00 – 176.00	146.00	478.9	0.23	38.2	0.48	0.46
	220.00 – 836.68	616.68	2022.8	0.30	30.1	0.28	0.56
Includes	220.00 – 254.00	34.00	111.5	0.67	76.9	0.42	0.81

WC-187	36.00 – 108.00 *	72.00	236.2	0.19	27.6	0.30	0.32
	108.00 – 734.87	626.87	2056.1	0.68	36.8	0.45	1.02
Includes	108.00 – 374.00	266.00	872.5	0.42	26.4	0.26	0.62
Includes	282.00 – 332.00	50.00	164.0	0.99	71.5	0.65	1.92
Includes	450.00 – 494.00	44.00	144.3	3.98	53.0	0.71	1.21

WC-188	146.00 – 154.00	8.00	26.2	0.47	51.2	0.98	1.17

	378.00 – 597.41	219.41	719.7	0.92	39.5	0.51	1.10
Includes	522.00 – 576.00	54.00	177.1	2.47	73.8	0.96	2.46

WC-189	122.00 – 166.00	44.00	144.3	0.30	40.1	0.67	1.13
	332.00 – 588.87	256.87	842.5	1.08	33.1	0.47	0.98
Includes	434.00 – 448.00	14.00	45.9	1.35	72.3	1.39	2.43
	502.00 – 546.00	44.00	144.3	3.92	93.0	1.36	3.07

WC-190	148.00 – 176.00	28.00	91.8	0.22	22.7	0.31	0.69
	202.00 – 696.77	494.77	1622.8	0.77	49.9	0.60	1.36
Includes	202.00 – 216.00	14.00	45.9	1.38	223.9	1.56	3.48

WC-191	142.00 – 168.00	26.00	85.3	0.45	29.7	0.64	1.10
	222.00 – 266.00	44.00	144.3	0.29	24.9	0.15	0.22
	278.00 – 679.70	401.70	1317.6	1.42	39.6	0.41	0.96
Includes	416.00 – 434.00	18.00	59.0	1.63	53.7	0.43	1.23
	540.00 – 590.00	50.00	164.0	6.34	100.9	0.78	2.82
Includes	566.00 – 584.00	18.00	59.0	13.71	184.2	1.15	4.48
Includes	568.00 – 570.00	2.00	6.6	25.80	267.0	1.97	3.83
Includes	576.00 – 580.00	4.00	13.1	30.85	351.5	0.83	7.60

WC-192	82.00 – 150.00	68.00	223.0	0.36	19.8	0.33	0.53
	350.00 – 565.40	215.40	706.5	0.62	39.4	0.49	1.21
Includes	434.00 – 466.00	32.00	105.0	2.07	110.1	1.29	2.95
	546.00 – 550.00	4.00	13.1	4.55	198.5	3.34	8.79

WC-193	73.40 – 652.00	578.60	1897.8	0.34	26.1	0.32	0.70
Includes	200.00 – 216.00	16.00	52.5	1.27	147.2	7.23	2.10
	528.00 – 554.00	26.00	85.3	2.31	84.4	0.77	3.92

WC-194	76.00 – 82.00 *	6.00	19.7	0.29	14.5	0.11	0.20
	226.00 – 692.20	466.20	1529.1	1.05	34.8	0.42	1.05
Includes	520.00 – 682.00	162.00	531.4	2.25	50.6	0.63	1.71
Includes	668.00 – 682.00	14.00	45.9	5.09	27.5	0.07	1.44

WC-195	104.00 – 258.00	154.00	505.1	0.15	16.5	0.26	0.57
	300.00 – 794.60	494.60	1622.3	0.66	49.8	0.36	0.92
Includes	410.00 – 492.00	82.00	269.0	1.59	46.1	0.49	0.71

WC-196	198.00 – 288.00	90.00	295.2	0.67	78.4	1.15	1.17
Includes	201.80 – 214.00	12.20	40.0	3.32	329.0	6.08	3.81
	306.00 – 719.63	413.63	1356.7	0.83	31.1	0.36	1.05
Includes	556.00 – 664.00	108.00	354.2	2.08	54.5	0.66	2.09

WC-197	126.00 – 166.00	40.00	131.2	0.36	42.3	1.07	1.40
	440.00 – 492.00	52.00	170.6	0.50	39.3	0.56	0.71
	538.00 – 666.00	128.00	419.8	0.46	22.1	0.33	0.69
Includes	593.20 – 598.50	5.30	17.4	2.95	154.6	3.05	7.56

WC-198	198.00 – 673.00	475.00	1558.0	0.56	19.0	0.17	0.39
Includes	326.00 – 342.00	16.00	52.5	1.15	30.6	0.54	1.04
	356.00 – 388.00	32.00	105.0	1.03	36.8	0.47	1.11
	394.00 – 406.00	12.00	39.4	2.79	64.4	0.46	0.75
	478.00 – 484.00	6.00	19.7	10.03	190.6	1.09	3.01

WC-199	132.00 – 218.00	86.00	282.1	0.29	19.6	0.27	0.56

290.00 – 739.14	449.14	1473.2	0.71	35.8	0.34	0.74	Includes
376.00 – 478.00	102.00	334.6	1.59	38.9	0.40	0.83
514.00 – 532.00	18.00	59.0	1.86	63.2	0.69	1.48
							WC-200
190.00 – 222.00	32.00	105.0	0.14	31.3	0.63	1.49
496.00 – 646.18	150.18	492.6	0.24	15.6	0.17	0.30
							WC-201
86.00 – 94.00	8.00	26.2	0.45	24.4	0.28	1.36
336.00 – 798.00	462.00	1515.4	0.39	27.0	0.39	0.87
							WC-202
82.00 – 96.00	14.00	45.9	0.23	32.3	0.53	0.50
202.00 – 326.00	124.00	406.7	0.32	35.4	0.28	0.72
342.00 – 612.00	270.00	885.6	0.61	18.8	0.05	0.25
							WC-203
62.00 – 160.00 *	98.00	321.4	0.30	12.3	0.24	0.20
184.00 – 476.00	292.00	957.8	2.24	22.3	0.15	0.32	Includes
422.00 – 476.00	54.00	177.1	10.83	72.6	0.15	0.43	Includes
428.00 – 450.00	22.00	72.2	13.39	87.2	0.17	0.47	Includes
438.00 – 448.00	10.00	32.8	23.56	147.1	0.25	0.57	Includes
438.00 – 440.00	2.00	6.6	52.90	148.0	0.47	0.54	Includes
458.00 – 462.00	4.00	13.1	60.50	384.5	0.23	0.57	Includes
458.00 – 460.00	2.00	6.6	84.00	571.00	0.33	0.35
518.00 – 704.00	186.00	610.1	0.87	16.1	0.09	0.29
							WC-204
322.00 – 842.00	520.00	1705.6	1.10	47.7	0.48	0.98	Includes
322.00 – 448.00	126.00	413.3	0.64	39.6	0.63	1.31
448.00 – 534.00	86.00	282.1	4.79	65.4	0.71	1.24	Includes
452.00 – 456.00	4.00	13.1	7.08	78.9	1.01	1.90	Includes
462.00 – 470.00	8.00	26.2	6.84	97.8	1.09	1.69	Includes
486.00 – 504.00	18.00	59.0	7.05	108.8	1.05	1.97	Includes
486.00 – 488.00	2.00	6.6	16.20	238.0	1.72	2.31	Includes
530.00 – 532.00	2.00	6.6	43.20	51.7	0.92	1.41
							WC-205
282.00 – 314.00	32.00	105.0	0.38	65.8	1.14	0.91
540.00 – 730.00	190.00	623.2	0.37	20.9	0.22	0.61

* oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex of Vancouver, B.C. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps.  Screen and fire assays for the high grade gold values reported in hole WC-203 have not been received as of the date of this news release and may be subject to revision.